C21 Investments Announces Year End Results

VANCOUVER, July 13, 2020 - C21 Investments Inc. ("C21" or "The Company") (CSE: CXXI and OTCQB: CXXIF) today announces audited results for its fiscal year end of January 31, 2020.

Highlights: (all currency in U.S. dollars)

Fiscal 2020 (February 1, 2019 to January 31, 2020):

  Revenue of $37.7 million (a year-over-year increase of 1400%)
  Gross Profit of $16.1 million (before fair value adjustments)
  Adjusted EBITDA1 of $5.8 million
  Cash Flow from Operations of $5.5 million
  638,115 customer transactions

Q4 (November 1, 2019 to January 31, 2020):

  Revenue of $9.5 million (a year-over-year increase of 365%)
  Gross Profit of $4.0 million (before fair value adjustments)
  Adjusted EBITDA1 of $2.7 million
  Cash Flow from Operations of $2.3 million
  Income from Operations of $1.1 million (before fair value adjustments)
  Total Liabilities reduced by $10 million from Q3
  $23.9 million one-time adjustment for goodwill impairment of Oregon assets

Management Commentary:

During Fiscal 2020, C21 reported strong revenue growth, largely attributed to record results from its Nevada operations with the ramp-up of its second Silver State Relief dispensary, located in Fernley. At the same time, the Company was focused on streamlining its Oregon operations to achieve greater efficiencies.  Combined, these efforts resulted in improved operating cash flows in the second half of the fiscal year.

Company President and CEO, Sonny Newman said, "C21 was intent on right-sizing its operations to be self-sustaining in difficult market conditions. With our Nevada dispensaries currently operating at record run rates, and the improvement of Oregon's bottom line, management is excited about the foundation we have built, and we are actively pursuing growth opportunities. C21's ability to remain viable during this prolonged period of headwinds in our industry, especially given the high cost of capital, highlights the operational expertise of our dedicated team."

Revenue for the Fiscal Year was $37.7 million, up significantly from 2019. Other highlights include Gross Profit of $16.1 million, with a Gross Margin of 43%, both before fair value adjustments. C21 had a one-time, non-cash fair value adjustment of $4.0 million applied to inventory included in the Silver State Relief acquisition, thereby impacting Cost of Goods Sold in Q1 and Q2 (see Note 11 in the Financial Statements). This increase is due to the transition from U.S. GAAP to IFRS accounting and does not affect the Company's Adjusted EBITDA ($5.8 million) or Cash Flow from Operations ($5.5 million).

1 Adjusted EBITDA is a non-IFRS financial measure, in which IFRS does not prescribe any standard definitions.  As a result, the Company's Adjusted EBITDA included herein is not necessarily comparable to similar measures presented by other issuers.

During Q4, C21's cash position increased by $1 million and Total Liabilities were reduced by $10 million. Also in the quarter, C21 realized a one-time, non-cash impairment of $23.9 million for goodwill associated with its Oregon assets. This charge reflects the market repricing of assets in the cannabis sector over the last 12 months. The Net Loss per Share for Fiscal 2020 is ($0.42). Excluding this one-time, non-cash charge, Net Loss per Share is ($0.04).

C21's Nevada operations continued to excel as one of the most profitable in the cannabis sector, with the segment delivering over $12 million in Adjusted EBITDA and $7.7M in Net Income Before Tax for the year. In Q4, operations were slightly affected by seasonality in its markets, and health concerns regarding vaping products.

Subsequent to year end, C21 has further strengthened its balance sheet by acquiring key Phantom Farms real estate assets, thereby reducing long-term lease liabilities. In addition, the Company has continued to service its debt through operating cash flows reducing the principal amount of its notes payable by an additional $3.6 million. Silver State Relief has successfully navigated the challenges of operating under COVID-19 restrictions in Nevada and is now reporting record run rate sales. The launch of Oregon brands into Nevada continues to be highly successful, with Hood Oil and Phantom Farms flower both top selling products. C21 believes its profitable dispensary model and scalable cultivation and extraction facilities in Nevada will generate strong future growth for the Company.

There have been no other material business developments in the Company's operations which have not previously been disclosed.

Quarterly Adjusted Operating Earnings:

The above table presents quarterly adjusted operating earnings excluding FV adjustments, depreciation and share based compensation expense. This also excludes all items below the "Income (loss) before undernoted items" on the Income Statement.

* This excludes a $4,000,000 one-time non-cash charge related to the fair value of inventory acquired as part of the Silver State acquisition which closed on January 1, 2019. This inventory was fully sold during the first six months of the year ended January 31, 2020.

Media contact:	Investor contact:
Skyler Pinnick	Michael Kidd
Chief Marketing Officer and Director	Chief Financial Officer and Director
Sky.Pinnick@cxxi.ca	Michael.Kidd@cxxi.ca
+1 833 BUY-CXXI (289-2994)	+1 833 BUY-CXXI (289-2994)

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the ability of the Company's Nevada retail locations to operate at record run rates, the performance of the Company's Nevada operations generally and during the pendency of the COVID-19 pandemic, the ability of the Company to efficiently operate in Oregon, the Company's ability to pursue growth opportunities, the quality of the Company's Phantom Farms real estate assets, the Company's progress in resolving its short-term debt obligations, the performance of the Company's brands and the continued demand for cannabis products, and the nature and extent of the impact of the COVID-19 pandemic.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including the ability of the Company to restructure its secured debt and to service its restructured debt. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the consequences of not restructuring its secured debt, the ability to service its debt, if restructured, risks and uncertainties arising from the impact of the COVID-19 pandemic on the Company's operations, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.